UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                           SUN-TIMES MEDIA GROUP, INC.
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    86688Q100
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                                 (CUSIP Number)


                               G. WESLEY VOORHEIS
                            AUTHORIZED REPRESENTATIVE
                                 HOLLINGER INC.
                       120 ADELAIDE STREET WEST, SUITE 512
                                TORONTO, ONTARIO
                                 CANADA M5H 1T1
                                 (416) 363-8721

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 25, 2008
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             (Date of Event which Requires Filing of this Statement)




    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      This Amendment No. 4 (this "Amendment") amends the Statement of Beneficial
Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 14, 2007 (the "Schedule 13D") by Hollinger Inc. ("Hollinger") and 4322525 Canada Inc., an indirect wholly-owned subsidiary of Hollinger ("Canada Co." and together with Hollinger, the "Reporting
Persons"), with respect to the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Sun-Times Media Group, Inc., a corporation organized under the laws of Delaware (the "Issuer"), as amended by Amendment No. 1 to the Schedule 13D, as filed with the SEC on June 13, 2007, Amendment No. 2 to the Schedule 13D, as filed with the SEC on August 2, 2007 and Amendment No. 3 to the Schedule 13D, as filed with the SEC on September 5, 2007. The address of the Issuer's principal executive offices is 350 North Orleans Street, Chicago, Illinois, 60654. Unless specifically amended hereby or in Amendment No. 1, Amendment No. 2 or Amendment No. 3 to the Schedule 13D, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the
Schedule 13D and the amendments thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

ITEM 6 IS AMENDED TO ADD THE FOLLOWING:

      On March 25, 2008, in connection with the court-supervised restructuring of the Reporting Persons and certain affiliates under the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and a companion proceeding in the United States pursuant to Chapter 15 of the U.S. Bankruptcy Code, the Reporting Persons and their affiliate Sugra Ltd. ("Sugra" and together with the Reporting Persons, the "Applicants") and the Issuer entered into a settlement agreement (the "Settlement Agreement"). The Settlement Agreement forms part of an Amended Plan Term Sheet to be filed by the Applicants (the "Term Sheet") with the Ontario Superior Court of Justice (the "Ontario Court") for relief they are seeking in connection with the CCAA proceeding, which is anticipated to be heard by the Ontario Court on April 22-23, 2008. The Settlement Agreement provides for the resolution of all outstanding matters between the Applicants and the Issuer and would form the basis for a plan of arrangement (the "CCAA Plan") that may be prepared by the Applicants within the CCAA proceedings. In order to become effective, the Settlement Agreement must be approved by orders issued by the Ontario Court and the United States Bankruptcy Court for the District of Delaware (the "Delaware Court") (collectively, "Court Approval"). All creditors of the Applicants will have an opportunity to vote on any CCAA Plan that may be presented once the claims of creditors are received and determined in accordance with a claims process that the Applicants are requesting be commenced immediately upon Court Approval. If a CCAA Plan is prepared by the Applicants and approved by the Applicants' creditors, further approval of the Ontario Court and the Delaware Court will be sought and the CCAA Plan will be implemented as soon as possible following such approvals (the "Plan Implementation"). The settlement between the Issuer and the Applicants is not conditional upon Plan Implementation.

      The principal terms of the proposed Settlement Agreement as it relates to the settlement of outstanding issues between the Issuer and the Reporting Persons are described below.

      Upon Court Approval, the Ontario Court shall authorize and direct the Applicants, the Issuer and any other party to take the steps necessary to convert all of the shares of Class B Common Stock held by the Reporting Persons into shares of Class A Common Stock on a one-for-one basis.

      Subject to the CCAA Plan being accepted by the requisite majorities of the Applicants' creditors, upon Plan Implementation, the Issuer will issue and deliver to Hollinger an additional 1,499,000 Class A Shares, providing Hollinger with a total of 16,489,000 shares of Class A Common Stock for the converted

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                                                                     Page 3 of 6


shares of Class B Common Stock (a conversion rate of 1.1:1). If the CCAA Plan is rejected, Hollinger will receive only the 14,990,000 shares of Class A Common Stock received upon conversion of its shares of Class B Common Stock, representing a 1:1 conversion. Whether Hollinger receives 14,990,000 or 16,489,000 shares of Class A Common Stock, the Reporting Persons' voting control over the Issuer will be eliminated.

      The Applicants will release the Issuer, and the Issuer will release the Applicants, from all debts, claims and litigation between the parties, save and except for specific amounts claimed by the Issuer against the Applicants in respect of (i) a promissory note executed by 4322525 Canada Inc. in favour of the Issuer in the amount of US$40.5 million, (ii) present and future claims by the Issuer against Hollinger for contribution and indemnity which are now capped at US$28.6 million and (iii) a claim in respect of an aircraft lease settlement previously entered into by the parties in the amount of CDN$1.3 million (collectively, the "Sun-Times Allowed Claims"). The Sun-Times Allowed Claims will be accepted by the Applicants as valid claims in the aggregate amount of approximately US$70 million. Only the Sun-Times Allowed Claims will be allowed to be filed as unsecured claims by the Issuer against the Applicants in its court-supervised claims process, and recoveries by the Issuer from the Sun-Times Allowed Claims will be limited to US$15 million. However, under the Settlement Agreement, upon the Issuer receiving US$7.5 million in distributions in respect of the Sun-Times Allowed Claims, 50% of all subsequent distributions shall be made available by the Issuer to the Applicants to use, subject to further approval by the Ontario Court at that time, in the pursuit of certain litigation claims held by the Applicants. In addition, any distributions that would otherwise be received by the Issuer in respect of the Sun-Times Allowed Claims in excess of US$15 million will be assigned to the Applicants for the benefit of the Applicants' other unsecured creditors.

      Pursuant to a stipulation and agreement of settlement of U.S. and Canadian class actions against the Issuer and Hollinger and an insurance settlement agreement dated June 27, 2007, up to US$24.5 million (plus interest, less fees and expenses) will be paid to Hollinger and/or the Issuer and potential other claimants under their directors' and officers' insurance policies (the "Insurance Settlement Proceeds"). Under the Settlement Agreement, Hollinger and the Issuer will cooperate to maximize the recoverable portion of the Insurance Settlement Proceeds payable to them and have agreed that the Issuer will receive 80% and Hollinger will receive 20% of the amounts to be received by Hollinger and the Issuer from such proceeds.

      In respect of the amount payable to each of Hollinger and the Issuer under the proceedings in Ontario against The Ravelston Corporation Limited and certain of its affiliates under the CCAA and Bankruptcy and Insolvency Act (Canada), the Settlement Agreement provides that each of Hollinger and the Issuer will share equally in any proceeds or recoveries from that estate.

      Effective upon Court Approval, William Aziz, Brent Baird, Albrecht Bellstedt, Peter Dey, Edward Hannah and Wesley Voorheis will submit their resignations from the Issuer's board of directors.

      The Issuer has agreed to continue its current examination of all strategic alternatives for improving stockholder value, as announced by the Issuer on February 4, 2008.

      The Issuer's board of directors has passed the necessary resolutions to ensure that the Settlement Agreement, the Term Sheet and the implementation of the Settlement Agreement and the Term Sheet will not cause any rights granted under the Issuer's current rights plan to become exercisable, will not cause any person to become an "Acquiring Person" under such rights plan and will not otherwise trigger the application of such rights plan.


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                                                                     Page 4 of 6




      Under the Settlement Agreement, upon Court Approval, Hollinger will pay to the Issuer the reasonable fees and costs of the Issuer incurred in respect of the Applicants' CCAA proceedings from August 1, 2007 up to and including the Court Approval date, up to a maximum of US$1 million.

      The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the text of the Settlement Agreement contained in the Term Sheet, which is attached hereto as Exhibit 19 and incorporated herein by reference. In addition, on March 25, 2008, Hollinger issued a press release with respect to the matters described herein, which is attached hereto as Exhibit 20.

Item 7.           Material to be Filed as Exhibits.

ITEM 7 IS AMENDED TO ADD THE FOLLOWING:

Exhibit No.           Description
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Exhibit 19            CCAA Plan Term Sheet, containing the Settlement Agreement

Exhibit 20            Press release, dated March 25, 2008


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

                                    HOLLINGER INC.


                                By:    /s/ G. Wesley Voorheis
                                    ------------------------------------
                                    Name:   G. Wesley Voorheis
                                    Title:  Chief Executive Officer


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                                                                     Page 6 of 6




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008

                                    4322525 CANADA INC.


                                By:    /s/ G. Wesley Voorheis
                                    ------------------------------------
                                    Name:   G. Wesley Voorheis
                                    Title:  Authorized Representative